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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            _______________________

                        Date of Report: January 6, 2005


                              CEMEX, S.A. de C.V.
                              -------------------
            (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                                  -----------
                (Translation of Registrant's name into English)

                             United Mexican States
                             ---------------------
                (Jurisdiction of incorporation or organization)

         Av. Ricardo Margain Zozaya #325, Colonia del Valle Campestre
                    Garza Garcia, Nuevo Leon, Mexico 66265
         ------------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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                                   Contents

     1. Press release issued by CEMEX, S.A. de C.V. ("CEMEX") and RMC Group p.l.c. ("RMC"), dated January 6, 2005, announcing that the court hearing relating to the acquisition of RMC by CEMEX UK Limited, a wholly-owned subsidiary of CEMEX, will be postponed from January 11, 2005 to February 2005 because clearance has not yet been received from the U.S. anti-trust authorities (attached hereto as exhibit 1).

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    CEMEX, S.A. de C.V.
                                            ----------------------------------
                                                        (Registrant)


Date:  January 6, 2005                      By:  /s/ Rafael Garza
                                                ------------------------------
                                                Name:  Rafael Garza
                                                Title: Chief Comptroller

                                 EXHIBIT INDEX


EXHIBIT NO.          DESCRIPTION
-----------          -----------

1                    Press release issued by CEMEX, S.A. de C.V.
                     ("CEMEX") and RMC Group p.l.c. ("RMC"), dated January 6, 2005, announcing that the court hearing relating to the acquisition of RMC by CEMEX UK Limited, a wholly-owned subsidiary of CEMEX, will be postponed from January 11, 2005 to February 2005 because clearance has not yet been received from the U.S. anti-trust authorities.

                                                                     EXHIBIT 1


                   RMC Group p.l.c. and CEMEX, S.A. de C.V.

6 January 2005



         NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM
                          AUSTRALIA, CANADA OR JAPAN

                             FOR IMMEDIATE RELEASE


       RECOMMENDED ACQUISITION OF RMC GROUP p.l.c. BY CEMEX UK LIMITED,
                      A SUBSIDIARY OF CEMEX, S.A. de C.V.


                               REGULATORY UPDATE


RMC and CEMEX announce that, whilst the European Commission cleared the Acquisition under the EC Merger Regulation on 8 December 2004, clearance has not yet been received from the US anti-trust authorities. Accordingly the Court Hearing will be postponed from 11 January 2005. RMC and CEMEX remain confident that the necessary clearance will be obtained and expect that the Scheme will become effective during February 2005.

Terms used in this announcement shall have the same meanings as set out in the Scheme document dated 25 October 2004.


Enquiries:

RMC

Gary Rawlinson (Investor Relations)                Tel: +44 (0) 1932 568 833
Tim Stokes (Media Relations)

Cazenove                                        JPMorgan

(Financial Adviser and Corporate Broker         (Financial Adviser to RMC)
to RMC)
Tel: +44 (0) 20 7588 2828
Nick Wiles                                      Tel: +44 (0) 20 7742 4000
Piers Coombs                                    Robert McGuire
Roger Clarke                                    Henry Lloyd
                                                Eamon Brabazon
Hoare Govett

(Corporate Broker to RMC)                       Tel: +44 (0) 20 7601 0101
Peter Meinertzhagen
Chris Zeal

Citigate Dewe Rogerson
(PR Adviser to RMC)                             Tel: +44 (0) 20 7638 9571
Jonathan Clare
Michael Berkeley

CEMEX

Javier Trevino (Media Relations)                Tel: +44 (0) 20 7379 5151
Maher Al-Haffar (Investor Relations)            Tel: +1 212 317 6006

Citigroup                                       Goldman Sachs International

(Financial Adviser and Corporate Broker         (Financial Adviser and Corporate
to CEMEX and CEMEX UK)                          Broker to CEMEX and CEMEX UK)
Tel: +44 (0) 20 7986 4000                       Tel: +44 (0) 20 7774 1000
Philip Robert-Tissot                            Simon Dingemans
Cyrus Shabi                                     Basil Geoghegan
Jan Skarbek

The Maitland Consultancy

(PR Adviser to CEMEX and CEMEX UK)              Tel: +44 (0) 20 7379 5151
Angus Maitland
Philip Gawith


The directors of RMC accept responsibility for the information contained in this announcement and confirm that, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of CEMEX UK and the directors of CEMEX accept responsibility for the information contained in this announcement relating to CEMEX UK and CEMEX. To the best of the knowledge and belief of the directors of CEMEX UK and the directors of CEMEX (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

Cazenove, which is regulated by the Financial Services Authority, is acting as financial adviser and corporate broker to RMC in connection with the Acquisition and no one else and will not be responsible to anyone other than RMC for providing the protections afforded to customers of Cazenove or for providing advice in relation to the Acquisition, or the contents of this announcement.

JPMorgan, which is regulated by the Financial Services Authority, is acting as financial adviser to RMC in connection with the Acquisition and no one else and will not be responsible to anyone other than RMC for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Acquisition, or the contents of this announcement.

Hoare Govett, which is regulated by the Financial Services Authority, is acting as corporate broker to RMC in connection with the Acquisition and no one else and will not be responsible to anyone other than RMC for providing the protections afforded to customers of Hoare Govett or for providing advice in relation to the Acquisition, or the contents of this announcement.

Citigroup and Goldman Sachs International, which are regulated by the Financial Services Authority, are acting as financial advisers and corporate brokers to CEMEX and CEMEX UK in connection with the Acquisition and no one else and will not be responsible to anyone other than CEMEX and CEMEX UK for providing the protections afforded to their respective customers or for providing advice in relation to the Acquisition, or the contents of this announcement.